NEWS RELEASE

Orla Mining Releases Inaugural Sustainability Report and Introduces "Towards 2030 Sustainability Strategy"

Vancouver, BC – August 21, 2023 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to release its inaugural Sustainability Report, highlighting the Company's approach and performance on its environmental, social and governance (ESG) initiatives. Orla operates the Camino Rojo mine in Mexico and is developing projects in Nevada and Panama.

The 2022 Sustainability Report enhances Orla's ESG disclosure and also introduces a long-term roadmap through the Company's "Towards 2030 Sustainability Strategy". This strategy is grounded in Orla's objective of transforming mineral resources into a net-positive benefit for its stakeholders. These stakeholders include employees, shareholders, suppliers, nations and communities where we operate, among others. The strategy sets clear priorities, key performance indicators, action plans and timelines to drive progress in areas such as health and safety, climate change mitigation, water stewardship, biodiversity, community impact management, workforce diversity, equity and inclusion.

"I am very excited to launch our inaugural sustainability report, an important milestone for Orla," said Jason Simpson, Orla President and CEO. "This report outlines our impact beyond financial performance and integrates our responses on the material ESG challenges across our business. As an emerging gold producer with a focus on responsible mining, it is a natural time to amplify our communication and commitments".

For Orla's 2022 Sustainability Report, please see: https://orlamining.com/about-us/environmental-social-and-governance-esg/

2022 Sustainability Performance Highlights:

- 25% of Orla's corporate goals were ESG-linked, all of which were achieved.
- 100% of Orla executives and managerial-level employees were evaluated against ESG performance.
- Achieved a respectable health and safety record, with a lost time injury frequency rate of 1.49 across our sites.
- Generated US$5.8 million in community economic contributions at Camino Rojo, including salaries, local procurement, land leases and investments in local infrastructure.
- Achieved an emissions level of 0.19 tonnes of CO_2 equivalent per ounce of gold equivalent produced at Camino Rojo, establishing the operation as a global leader on this metric.
- Achieved 0.15 m^3/t of processed ore water intensity, with zero water discharge (100% of water reused and recycled), at Camino Rojo, Mexico.
- Developed the "Towards 2030 Sustainability Strategy" and set ESG targets to build a more sustainable, resilient and inclusive business, anchored around the goal of accelerating value creation and net-positive benefits for stakeholders.


2022 Sustainability Performance Snapshot
As at December 31, 2022
25%
of our corporate goals were ESG-linked, all of which were achieved
25%
women on the Board of Directors
100%
of our local workforce completed training on our Code of Conduct and Ethics
Governance
1.49
lost time injury frequency rate across all sites (target is zero)
43%
workforce employed from local communities (direct and indirect across our sites)
$5.8 million
local community economic impact from our first operational mine, including salaries, local suppliers, land leasing, and local infrastructure
Social
0.19 tCO2eq/OZ Au PRODUCED
GHG emissions intensity (Scope 1 and 2) at our operating mine, Camino Rojo, among the lowest emitters in the gold sector
0.15 m³/t OF PROCESSED ORE
water intensity at our operating mine, Camino Rojo
Zero
major/reportable environmental incidents across all of our sites
Environment
2030 Sustainability Strategy
launched with strategic priorities and multi-year targets
Materiality Assessment
conducted in 2021 and updated in 2022 to confirm material ESG topics
First Sustainability Report
published to present our performance on material ESG topics
Strategy & Disclosure

"Transparent reporting on our performance is a core Company tenet and underpins our 'Towards 2030 Sustainability Strategy'", stated Chafika Eddine, Orla's Chief Sustainability Officer. "Through our sustainability report and other disclosures, we will keep stakeholders informed of our progress, hold ourselves accountable against our stated commitments, and gain insights on how to sharpen our future efforts."

Orla's Sustainability Report is guided by material topics, defined by the Company's latest materiality assessments. Report disclosures are aligned with the Sustainability Accounting Standards Board (SASB) Standard and the Taskforce on Climate-related Financial Disclosures (TCFD) framework. Orla also supports and contributes to the United Nations' Sustainable Development Goals (SDGs).

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico, (2) South Railroad, located in Nevada, United States, and (3) Cerro Quema, located in Los Santos Province, Panama. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 160,000 hectares which contains a large oxide and sulphide mineral resource. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including statements regarding the Company's sustainability strategy and goals, including the anticipated benefits thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements also involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.